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                                                                     EXHIBIT 2.2

                                                                January 27, 1999


General Analysis Corporation
140 Water Street
Box 528
South Norwalk, Connecticut 06856-0528


                  Re: First Amendment to the Asset Purchase Agreement dated as of January 20, 1999 by and between O.I. Corporation and General Analysis Corporation

Dear Ladies and Gentlemen:

         Reference is made hereby to the Asset Purchase Agreement (the "Agreement") dated as of January 20, 1999 by and between O.I. Corporation ("O.I.") and General Analysis Corporation ("GAC"). By execution and delivery of this agreement (the "First Amendment"), the parties are effecting an amendment to the Agreement on the terms set forth herein. Capitalized terms used herein, but not defined, will have the meanings assigned to such terms in the Agreement.

         This First Amendment sets forth the understandings of the parties with respect to the matters set forth below:

         1. The term "Effective Time," as defined in Section 1 to the Agreement, is hereby amended to read as follows:

            "Effective Time" means the opening of business February 1, 1999.

         2. Section 3.1 is hereby amended to read as follows:

         "Purchase Price. The purchase price (the "Purchase Price") payable by the Purchaser to the Seller for the Assets shall be $260,634 in cash. The Purchaser has delivered or shall deliver such proceeds, on the behalf of the Seller, directly to the Creditors and shall obtain a full settlement and release from the Creditors of the Seller. The form of such settlement and release shall be substantially as set forth in Exhibit B attached hereto."


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General Analysis Corporation           -2-                  January 27, 1999


         3. Section 3.4(b) is hereby amended to read as follows:

         "Promptly following the Closing Date (but in any event no later than 60 days after the Closing Date) Seller shall prepare, and Purchaser shall review, a final balance sheet (the "Final Balance Sheet"). In connection with the preparation of the Final Balance Sheet, Seller and Purchaser shall have conducted a physical inspection of the inventory of Seller, and shall have agreed as to the count and valuation (including agreement as to the valuation of excess and obsolete items) of such inventory. To the extent that Seller and Purchaser agree on the value of such inventory, such valuation shall be included on the Final Balance Sheet. To the extent that Seller and Purchaser cannot agree on the valuation of such inventory, such items as to which Seller and Purchaser cannot reach agreement shall be set forth on Schedule 3.4(b), and resolved in accordance with the principles more specifically set forth therein. Any objections to the Final Balance Sheet which can not be reconciled by Seller and Purchaser within 30 days after Purchaser's receipt of the Final Balance Sheet shall be submitted to a mutually agreed upon independent accounting firm to be resolved in accordance with the principles set forth in this Section 3.4. The fees and expenses of the designated accounting firm mentioned above shall be shared equally by Seller and Purchaser. In the event that the Net Book Value is less than $260,634, such difference shall be offset against any Additional Consideration payable to Seller in accordance with Schedule 3.4. In the alternative, to the extent that the Net Book Value is greater than $260,634, such difference will be added to the Additional Consideration payable to Seller."

         4. Schedule 3.3 is hereby amended to read as follows:

                    GAC Creditors                   Amount

                    Don Wilks                       $ 66,110
                    Den Danske Bank                 $194,524*
                                                    --------
                    Total                           $260,634

                  *Paid prior to Time of Closing by Purchaser, which was assigned the indebtedness by Den Danske Bank and is a Creditor as of the date of this Agreement.


         5. This First Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original but all of which shall together constitute one and the same instrument.

         6. Except as modified by this First Amendment, the Agreement shall continue in full force and effect. The Agreement and this First Amendment shall be read, taken and construed as one and the same instrument.


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General Analysis Corporation           -3-                  January 27, 1999


         7. This First Amendment (a) constitutes the entire contract between the parties relative to the amendments to the Agreement made hereby, (b) supersedes all prior agreements, consents and understandings relating to such amendments and (c) may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties.

         8. This First Amendment shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

         9. Upon the execution and delivery of this First Amendment by the parties hereto, this First Amendment shall be and become a binding agreement among the parties hereto.

                                   Very truly yours,


                                   O.I. Corporation

                                   By:  /s/ WILLIAM W. BOTTS
                                      -----------------------------------------
                                   Name: William W. Botts
                                   Title:  President and Chief Executive Officer


Accepted and agreed to:

General Analysis Corporation

By:  /s/ W. JAMES BELL
   ----------------------------
Name:   W. James Bell
Title:  President